Autobytel Inc.

18872 MacArthur Boulevard

Irvine, California 92612-1400

May 11, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Autobytel Inc., Form 10-K, filed March 15, 2007; File No. 000-22239

Dear Mr. Kronforst:

Reference is made to your letter dated April 27, 2007 (the “Letter”) acknowledging the review undertaken and the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) to Autobytel Inc. (“Autobytel”) with respect to the above referenced Form 10-K filing (the “Form 10-K”) made by Autobytel with the Commission on March 15, 2007. For your convenience of reference, each of your comments is reproduced below in bold quoted text, prior to the related response by Autobytel.

1.	“We note that in December 2006 you entered into a settlement agreement with Dealix. Please explain to us how you will account for that settlement. Your response should address how you will determine the classification of amounts to be recorded and the timing of recognition. In addition, explain to us how you will allocate the proceeds between the settlement and the license. Refer to any accounting guidance as appropriate.”

In 2004, Autobytel filed a lawsuit in the United States District Court for the Eastern District of Texas against Dealix Corporation, a wholly-owned subsidiary of The Cobalt Group. In that lawsuit, Autobytel asserted infringement of U.S. Patent No. 6,282,517, entitled “Real Time Communication of Purchase Requests,” against Dealix Corporation. In December 2006, Autobytel entered into a settlement agreement (the “Agreement”) with Dealix relating to the lawsuit. The Agreement provides that Dealix will pay Autobytel a total of $20.0 million in settlement payments for a mutual release of claims and a non-exclusive license from Autobytel to Dealix and the Cobalt Group of certain of Autobytel’s patent and patent applications. The Agreement will be effective on the date that the court approves the dismissal with prejudice and Agreement.

In accordance with paragraph 17 of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, a gain contingency is not recorded until it is realizable. Autobytel determined that the settlement was contingent and will not be realized until all of the following have occurred:
1.	receipt of the initial settlement payment of $12.0 million;
2.	submission of the dismissal with prejudice to the court for approval; and
3.	the effective date of the Agreement, which is the date of court approval.

On March 13, 2007, Autobytel received the initial $12.0 million settlement payment with the remainder to be paid out in installments of $2.7 million on the next three annual anniversary dates of the initial payment. These remaining payments are guaranteed by WP Equity Partners, Inc., a Warburg Pincus affiliate.

On March 20, 2007, the parties submitted the dismissal with prejudice to the court for approval.

On March 25, 2007, the court approved the dismissal with prejudice and the litigation was dismissed.

With court approval on March 25, 2007, the gain on litigation settlement was realized. Autobytel recorded the $20.0 million settlement as follows (in thousands):

Mutual release of claims	$9,899
Non-exclusive license	9,192
Discount on remaining outstanding payments	909

Total settlement amount	$20,000

Due to the similarities of the Agreement with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue with Multiple Deliverables, Autobytel believes the Agreement has two elements, (i) mutual release of claims (delivered item) and (ii) non-exclusive license (undelivered item). Autobytel could determine the fair value of the non-exclusive license and utilized the residual method as described in paragraph 12 of EITF Issue No. 00-21 to allocate the settlement amount between both elements.

Autobytel believes the residual method is appropriate as the balance relating to the mutual release of claims (delivered element) is an accumulation of several items, such as, but not limited to, the reimbursement of legal fees and damages. Autobytel believes it would be difficult to determine the valuation of the delivered element and any value determined would be arbitrary.

To estimate the fair value of the non-exclusive license, an income approach was used, which included estimates of projected licensee revenue and related expenses, discounted utilizing a rate of 17%. The fair value of the non-exclusive license was estimated at $9.2 million and Autobytel recorded $0.8 million and $8.4 million in current and non-current deferred revenue, respectively, in the Condensed Consolidated Balance Sheet as of March 31, 2007. The deferred revenue will be recognized to revenue on a straight-line basis through January 2019, the patent’s remaining life.

In accordance with Accounting Principles Board (“APB”) Opinion 21, Interest on Receivables and Payables, the three installments of approximately $2.7 million totaling $8.0 million have been discounted to their net present value of $7.1 million using a discount rate of 6.38% based on Moody’s Seasoned Baa corporate bond rate as of March 25, 2007. Autobytel recorded $2.5 million and $4.6 million to other current assets and other assets, respectively, in the Condensed Consolidated Balance Sheet as of March 31, 2007. The calculated discount of $0.9 million was reflected as a reduction to the receivable and a reduction to the gain from litigation settlement. The discount will be amortized to interest income over a three-year period using the effective interest method.

The mutual release of claims of $9.9 million was determined by deducting the fair value of the non-exclusive license, the undelivered item, from the settlement amount, net of the interest discount associated with the receivable. This was recorded as a patent litigation settlement in operating income in the Condensed Consolidated Statement of Operations for the three months ended March 31, 2007.

Autobytel classified the patent litigation settlement within costs and expenses consistent with APB Opinion 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, paragraph 26. Litigation gains are not included in the definition of non-operating income as defined by Regulation S-X 5-03.7. Autobytel also applied, by analogy, Staff Accounting Bulletin (“SAB”) Topic 5P3 question 2, which questioned whether or not a restructuring item could be classified as non-operating expense. Since the mutual release of claims represents an accumulation of several items, such as, but not limited to reimbursement of legal fees and damages, that are typically classified in operating income, Autobytel believes classifying the patent litigation settlement within costs and expenses is appropriate. Additionally, Autobytel determined that separately classifying the mutual release of claims is appropriate because its size would improperly distort the trends and the current period balance in general and administrative expenses.

2.	“Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.”

Autobytel does not disclose gross profit in its quarterly or annual Consolidated Statements of Operations and as such, does not disclose it in the quarterly financial data. In accordance with the interpretive response to question 2 of sub-section a. of SAB Topic 6G1, companies in specialized industries should present summarized quarterly financial data which are most meaningful in their particular circumstances. In our particular industry, disclosure of gross profit within quarterly financial data in compliance with Item 302(a)(1) of Regulation S-K would not be meaningful to investors and other users of our financial statements. This is because disclosure of gross profit would require an allocation of costs from categories that are traditionally considered operating expenses, such as computer and technology related expenses, to cost of revenue. Autobytel does not hold or sell inventory and does not present cost of goods sold. Also, under the SEC’s Financial Reporting Release Topic 213.03c, the Staff confirmed that for specialized industries, gross profit may be substituted with other information that is more meaningful to an entity’s operations. In Autobytel’s particular industry, operating income or loss is a more meaningful measure and accordingly, Autobytel discloses it in its quarterly financial data.

3.	“We note the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.”

As requested, Autobytel will make the changes referenced above in future filings.

As requested by your Letter, Autobytel hereby acknowledges the following:

•	Autobytel is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Autobytel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (949) 225-4502.

Sincerely,

/s/ Monty A. Houdeshell

Monty A. Houdeshell

Executive Vice President and

Chief Financial Officer